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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2011
19 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Aqua Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia — 212-294-7849 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square,	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

LW 3/25

Aqua Securities, L.P.

Table of contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Thomas Battaglia , affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Aqua Securities, L.P. (the "Partnership"), as of December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 2009/13

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Aqua Securities, L.P.

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (the "Partnership") as of December 31, 2010. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aqua Securities L.P. at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2011

Aqua Securities, L.P.

Statement of Financial Condition

December 31, 2010
(In Thousands)

Assets		
Cash	$	3,440
Fixed assets and leasehold improvements, net		1,599
Receivables from related parties		29
Receivables from brokers, dealers, and clearing organizations		3
Intangible assets (net of accumulated amortization of $84)		53
Prepaid expenses		49
Total assets	$	5,173
Liabilities and partners' capital		
Payables to related parties		1,924
Accounts payable and accrued liabilities		225
Payables to brokers, dealers and clearing organizations		5
Total liabilities		2,154
Subordinated borrowings		2,000
Partners' capital:		
Limited partners		1,067
General partner		(48)
Total partners' capital		1,019
Total liabilities and partners' capital	$	5,173

See notes to the statement of financial condition

Aqua Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2010
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald Securities ("Cantor Securities"), a limited partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by BGC Partners, L.P. ("BGC Partners"), a limited partner; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the general partner, which is owned 51% by Cantor and 49% by BGC Partners. All partners collectively have contributed financial, professional and technology assets to the Partnership. The Partnership principally engages in business as a provider of electronic access to new pools of block liquidity for institutions, brokers and hedge funds.

The Partnership operates an Alternative Trading System ("ATS") to provide anonymous access to pools of block and basket liquidity to institutional buyside and sellside firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a) (1). Only equity securities are traded via the ATS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Use of Estimates – In presenting the statement of financial condition, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in this statement of financial condition.

1. General and Summary of Significant Accounting Policies (continued)

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services. Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Fixed Assets and Leasehold Improvements – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are recorded at cost and amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Intangible Assets – Intangible assets consist of costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over their estimated useful lives not to exceed three years.

Income Taxes – Aqua Securities, L.P. is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax (UBT) in the City of New York.

The Partnership applied the provisions of Financial Accounting Standards Board ("FASB") *Implementation Guidance on Accounting for Uncertainty in Income Taxes and disclosure Amendments for Nonpublic Entities (Topic 740),* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments of Topic 740 as of December 31, 2010.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Receivables from and payables to brokers, dealers, and clearing organizations – Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities.

2. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consisted of the following as of December 31, 2010:

	Amount
Computer and communication equipment	$ 118
Leasehold improvements and other fixed assets	14
Software, including software development costs	3,896
	4,028
Less accumulated depreciation and amortization	(2,429)
Fixed assets and leasehold improvements, net	$ 1,599

Under the FASB guidance on *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. At December 31, 2010, unamortized software development costs were $1,528.

3. Related Party Transactions

Under an Administrative Services Agreement, Cantor provides various administrative services to the Partnership, including accounting, tax, legal, human resources and facilities management. The Partnership is required to reimburse Cantor for the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services. The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon six months' prior notice by either the Partnership or Cantor.

Cantor Fitzgerald &Co. (CF&CO) provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&CO collects the brokerage revenue and remits to the Partnership on a monthly basis.

During 2010, several employees of the Partnership received a total of $50 in restricted stock unit awards from BGC Partners Inc. The restricted stock units are recorded at fair value on the date of grant based on the market value of the units, and are recognized, net of the effect of estimated forfeitures, ratably over the vesting period.

4. Income Taxes

During the period January 1, 2010 to December 31, 2010, Aqua Securities, L.P. was taxed as a U.S. Partnership and subject to the Unincorporated Business Tax (UBT) in the City of New York. As of December 31, 2010 the Partnership has deferred tax assets, before valuation allowances, of approximately $769 related primarily to UBT Net Operating Loss Carryovers. The tax assets will begin expiring in 2027. A full valuation allowance has been established against the deferred UBT tax asset because there is significant uncertainty as to its ultimate realization.

5. Commitments and Contingencies

Legal Matters – Legal reserves are established in accordance with FASB guidance when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring change. As of December 31, 2010, no legal reserves have been recorded as the Partnership is not currently subject to any litigation.

Risks and Uncertainties – The Partnership generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

6. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c 3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Partnership has elected the aggregate indebtedness method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5 or 6.66% of aggregate indebtedness. As of December 31, 2010, the Partnership had net capital of $1,289, which exceeded its minimum capital requirement by $1,146.

7. Credit Risk

The Partnership's exposure to credit risk associated with nonperformance of its clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Partnership. The Partnership does not anticipate nonperformance by clients in these situations. The Partnership, through CF&CO, seeks to control the aforementioned risk by monitoring counterparty activity daily. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

8. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with Cantor Securities in the sum of $1,020 and the second borrowing is with BGC Partners in the sum of $980. The current rate of interest on both borrowings is six month LIBOR plus 200 basis points. The scheduled maturity date on both borrowings is September 1, 2013. These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements of NYSE Rule 326.

9. Subsequent Events

During February 2011, the partnership received a capital contribution of $410. The Partnership has evaluated subsequent events through the filing date.

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

STATEMENT OF FINANCIAL CONDITION

Aqua Securities, L.P.
December 31, 2010
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

STATEMENT OF FINANCIAL CONDITION

Aqua Securities, L.P.
December 31, 2010
With Report of Independent
Registered Public Accounting Firm
(SEC. ID No. 8-51866)